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                              RULE 111 CERTIFICATE

         I, Charles J. Urstadt, certify that I am the Chairman and Chief Executive Officer of Urstadt Biddle Properties Inc., a Maryland corporation (the "Company"), and that, as such, I am authorized to execute this certificate on behalf of the Company, and in connection with the Rule 462(b) Registration Statement filed by the Company on October 26, 2001, do hereby further certify that:

         1. The Company has instructed its bank to wire the filing fee of $2,139 by the close of business on October 26, 2001;

         2. The Company will not revoke such instructions; and

         3. The Company has sufficient funds in such account to cover the amount of such filing fee.

         IN WITNESS WHEREOF, I have executed this Certificate as of the 25th day of October, 2001.

                                       Urstadt Biddle Properties Inc.


                                       By:/s/ Charles J. Urstadt
                                          ------------------------------
                                          Charles J. Urstadt
                                          Chairman and Chief Executive
                                          Officer

         The undersigned, being the President and Chief Operating Officer of the Company, does hereby certify that Charles J. Urstadt is the duly elected and acting Chairman and Chief Executive Officer of the Company and the above signature of such officer is his true and correct signature.


                                       Urstadt Biddle Properties Inc.


                                       By:/s/ Willing L. Biddle
                                          --------------------------------
                                          Willing L. Biddle
                                          President and Chief Operating Officer